UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2018

Commission File Number: 001-37452

CELYAD SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad SA

On April 27, 2018 and May 3, 2018, the Company issued press releases, copies of which are attached hereto as Exhibits 99.1 and 99.2 and are incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibits 99.1 and 99.2, except for the quotes of Frédéric Lehmann and David Sallman contained in Exhibit 99.1 and the quotes of Christian Homsy and Frédéric Lehmann contained in Exhibit 99.2, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-220285) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on April 27, 2018

99.2	Press release issued by the registrant on May 3, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD SA

Date: May 3, 2018	By:	/s/ Patrick Jeanmart
Patrick Jeanmart
Chief Financial Officer